Filed Pursuant to Rule 424(b)(3)
File No. 333-236415

PROSPECT CAPITAL CORPORATION

SUPPLEMENT NO. 2 TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2022
THE DATE OF THIS SUPPLEMENT IS DECEMBER 30, 2022

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated February 18, 2022 (the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.

The section on page S-56 of the Prospectus Supplement under the heading “Plan of Distribution” is hereby deleted and replaced in its entirety with the following:

PLAN OF DISTRIBUTION
General

    Under the terms of an Amended and Restated Dealer Manager Agreement, dated February 18, 2022, as amended October 7, 2022, entered into among us, the Investment Adviser, the Administrator and InspereX LLC, our dealer manager, we are offering up to a maximum of 10,000,000 shares, par value $0.001 per share, of any combination of our AA Shares and MM Shares of Preferred Stock from time to time to InspereX for subsequent resale to dealers who are broker dealers and securities firms and who have executed a Master Selected Dealer Agreement with InspereX. Additionally, we may from time to time appoint agents to solicit sales of our Preferred Stock who will be added as parties to the Dealer Manager Agreement and will sell our Preferred Stock under the same terms and conditions to which our dealer manager has agreed under the Dealer Manager Agreement. The dealers who are broker dealers and securities firms and any appointed agents are referred to collectively as the participating broker-dealers. Upon written instruction from us, the dealer manager and the participating broker-dealers will use their reasonable best efforts consistent with their respective sales and trading practices to sell, as our agents, the Preferred Stock under the terms and subject to the conditions set forth in the Dealer Manager Agreement. The dealer manager and the participating broker-dealers are not required to sell any specific number or dollar amount of our Preferred Stock.

We will sell the Preferred Stock using two closing services provided by DTC. The first service is DTC Settlement and the second service is DRS Settlement. Investors purchasing the Preferred Stock through DTC Settlement will coordinate with their registered representatives to pay the full purchase price for their Preferred Stock by the settlement date, and such payments will not be held in escrow. Investors who are permitted to utilize the DRS Settlement method will complete and sign subscription agreements, which will be delivered to the escrow agent, UMB Bank N.A. In addition, such investors will pay the full purchase price for their Preferred Stock to the escrow agent (as set forth in the subscription agreement), to be held in trust for the investors’ benefit pending release to us as described herein. See “-Settlement Matters” for a description of the closing procedures.

We will pay a selling commission of up to 4.875% of the Stated Value and a dealer manager fee equal to 0.125% of the Stated Value. The actual selling commission to be paid by us in connection with sales of the Preferred Stock will be agreed to from time to time among us, the dealer manager and each participating broker-dealer. The selling commission and the dealer manager fee are payable by us to our dealer manager and will be reflected in the price at which our dealer manager purchases the Preferred Stock from us. We expect our dealer manager to authorize third-party broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our Preferred Stock. Our dealer manager may reallow all or a portion of its selling commission attributable to a participating broker-dealer, which reallowance will be reflected in the price at which such participating broker-dealer purchases the Preferred Stock. The dealer manager and each participating broker-dealer will establish from time to time a fixed offering price per share of Preferred Stock of no less than $23.75, nor more than $25.00; any such price established by the dealer manager and a participating broker-dealer that is less than $25.00 per share of Preferred Stock is disclosed herein. Our dealer manager will also be entitled to a selling commission for sales that it generates to investors that have an account relationship with the dealer manager, including institutional accounts.

Participating broker dealers may offer MM Shares at a price of $24.75 to investors that enter into an agreement pursuant to which such investor or group of investors will agree to not sell, transfer or otherwise dispose of its MM Shares, or to not exercise the Holder Optional Conversion, for 12 months from the date of purchase. Participating broker dealers may offer MM Shares at a price of $24.50 to investors that enter into an agreement pursuant to which such investor or group of investors will agree to not sell, transfer or otherwise dispose of its MM Shares, or to not exercise the Holder Optional Conversion, for 24 months from the date of purchase.

The net proceeds to us in connection with any particular sale will vary based on the (a) fixed offering price established by a participating broker-dealer and (b) selling commission payable by us in connection with sales by a participating broker-dealer. In connection with this multiple fixed price offering, participating broker-dealers will determine the public offering prices at which to resell the Preferred Stock to investors consistent with the foregoing and as disclosed herein. In no event will net proceeds to us be less than $23.75 before offering expenses (other than the selling commission and dealer manager fee).

    Subject to compliance with applicable regulation, we may also sell up to 25% of the shares of Preferred Stock in the offering directly to investors in negotiated transactions in which neither InspereX nor any other party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these investors. For such direct sales, no selling commissions or dealer manager fees will be paid and such sales must be made by our officers and directors pursuant to the principles of Rule 3a4-1 under the Exchange Act. InspereX will not be responsible for regulatory compliance and will not receive any related fee on any direct transactions we may conduct. The gross proceeds we receive from any such direct sales will not be included in the gross proceeds of this offering for purposes of calculating FINRA’s 10% underwriting limit described below under “—Offering Compensation and Expenses.”

    In connection with the sale of the Preferred Stock on our behalf, InspereX and any agent added as a party to the Dealer Manager Agreement may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of InspereX and such agents may be deemed to be underwriting commissions. We have agreed to indemnify the dealer manager and any agent added as a party to the Dealer Manager Agreement against certain civil liabilities, including certain liabilities arising under the Securities Act, or to contribute to any payments they may be required to make in respect of such liabilities. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is not enforceable.

Offering Compensation and Expenses

    The selling concession paid to the dealer manager and participating broker-dealers and properly documented expenses associated with the offer, sale or distribution of the Preferred Stock, which are paid by or reimbursed by the Company and are deemed components of underwriting compensation under this offering, will not exceed FINRA’s 10% underwriting compensation limit under FINRA Rule 2310(b)(4)(B)(ii), which we refer to as FINRA’s 10% underwriting compensation cap. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the Preferred Stock.

    The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA.

Selling commission (maximum)	$12,187,500
Dealer manager fee	$312,500
Offering expenses	$2,500,000
Total	$15,000,000

    Subject to the cap on offering expenses described below, we also will reimburse InspereX for reimbursements it may make to participating broker-dealers for bona fide due diligence expenses presented on detailed and itemized invoices.
The selling concession and properly documented expenses associated with the offer, sale or distribution of the Preferred Stock, which are paid by or reimbursed by the Company and are deemed components of underwriting compensation under this offering, when combined with organization and offering expenses (including due diligence expenses), are not expected to exceed 6.0% of the maximum gross offering proceeds. Our Board may, in its discretion, authorize the Company to incur underwriting and other offering expenses in excess of 6.0% of the maximum gross offering proceeds. In no event will the combined selling concession and properly documented expenses associated with the offer, sale or distribution of the Preferred Stock, which are paid by or reimbursed by the Company and are deemed components of underwriting compensation under this offering, when combined with organization and offering expenses (including due diligence expenses) exceed FINRA’s limit on underwriting and other offering expenses.

    Offering expenses include all expenses (other than the selling concession and other items of underwriting compensation subject to FINRA’s 10% underwriting cap) to be paid by us or on our behalf in connection with the qualification and registration of this offering and the marketing and distribution of the shares of Preferred Stock, including, without limitation, expenses for printing and amending registration statements or supplementing prospectuses, mailing and distributing costs, all advertising and marketing expenses, charges of transfer agents, registrars and experts and fees, expenses and taxes related to the filing, registration and qualification, as necessary, of the sale of the shares of Preferred Stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees, and expenses in connection with non-offering issuer support services relating to the Preferred Stock. Additionally, we have agreed to pay certain expenses related to the reasonable and documented fees and disbursements of counsel to the dealer manager, as it relates to the offering and sale of the Preferred Stock.

    We will be responsible for the expenses of issuance and distribution of the Preferred Stock in this offering, including registration fees, printing expenses and the Company’s legal and accounting fees, which we estimate will total up to approximately $2.50 million (excluding selling concessions paid to the dealer manager and participating broker-dealers).
Settlement Matters
Settlement for sales of Preferred Stock is expected to occur on a bi-weekly basis in return for payment of net proceeds to us. We will sell the Preferred Stock using two closing services provided by DTC. The first service is DTC Settlement and the second service is DRS Settlement. If your broker-dealer uses DTC Settlement, then you can place an order for the purchase of shares of Preferred Stock through your broker-dealer. A broker-dealer using this service will have an account with DTC in which your funds are placed to facilitate the anticipated bi-weekly closing cycle. Orders will be executed by your broker-dealer electronically and you must coordinate with your registered representative to pay the full purchase price of the shares by the settlement date, which depends on when you place the order during the bi-weekly settlement cycle and can generally be anywhere from one to 15 days after the date of your order. This purchase price will not be held in escrow.

We will also permit settlement of shares through DRS Settlement. If you are using DRS Settlement for the sale of Preferred Stock, you should complete and sign a subscription agreement similar to the one filed as an exhibit to the registration statement of which this prospectus supplement and accompanying prospectus is a part, which is available from your registered representative and which will be delivered to the escrow agent. In connection with a DRS Settlement subscription, you should pay the full purchase price of the Preferred Stock to the escrow agent as set forth in the subscription agreement. Subscribers may not withdraw funds from the escrow account. Subscriptions will be effective upon our acceptance, and we reserve the right to reject any subscription in whole or in part in our sole discretion for any or no reason.

Subject to compliance with Rule 15c2-4 of the Exchange Act, in connection with purchases using DRS Settlement, our dealer manager or the broker-dealers participating in this offering promptly will deposit any checks received from subscribers in an escrow account maintained by UMB Bank N A. by the end of the next business day following receipt of the subscriber’s subscription documents and check. When our dealer manager or a participating broker-dealer’s internal supervisory procedures are conducted at the site at which the subscription documents and check were initially received from the subscriber, our dealer manager or the participating broker-dealer, as applicable, will transmit the subscription documents and check to the escrow agent by the end of the next business day following receipt of the check and subscription documents. When, pursuant to our dealer manager or a participating broker-dealer’s internal supervisory procedures, the final internal supervisory procedures are conducted at a different location (the “final review office”), the dealer manager or participating broker-dealer, as applicable, shall transmit the check and subscription documents to the final review office by the end of the next business day following the receipt of the subscription documents and check. The final review office will, by the end of the next business day following its receipt of the subscription documents and check, forward the subscription documents and check to the escrow agent.

We have the sole right, which we may delegate to our dealer manager, to, without notice to our dealer manager or the participating broker-dealers: (i) determine and change the number and timing of closings, including the ability to change the number and timing of closings after communicating the anticipated closing timing to the dealer manager; (ii) limit the total amount of Preferred Stock sold by the dealer manager and participating broker-dealers per closing; (iii) limit the total amount of Preferred Stock sold by any one participating broker-dealer per closing; and (iv) limit the total number of shares of Preferred Stock sold by any one participating broker-dealer.

In recommending to a potential investor the purchase of Preferred Stock, each participating broker-dealer must have reasonable grounds to believe, on the basis of information obtained from the potential investor concerning his investment objectives, other investments, financial situation and needs, and any other information known by the participating broker-dealer, that the potential investor is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the prospectus, including the tax benefits where they are a significant aspect of the Company; the potential investor has a fair market net worth sufficient to sustain the risks inherent in the program, including loss of investment and lack of liquidity; and the program is otherwise suitable for the potential investors. In making this determination, the participating broker-dealer will rely on relevant information provided by the investor, including information as to the investor’s age, investment objectives, investment experience, investment time horizon, income, net worth, financial situation, other investments, liquidity needs, risk tolerance and other pertinent information. Each investor should be aware that the participating broker-dealer will be responsible for determining whether this investment is appropriate for your portfolio.

Minimum Purchase Requirements

For your initial investment in our Preferred Stock, you must invest at least $1,000, or such lesser amounts in our sole discretion.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of shares of Preferred Stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or shares of Preferred Stock where action for that purpose is required. Accordingly, shares of Preferred Stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with shares of Preferred Stock may be distributed or published, in or from any non-U.S. jurisdiction except in compliance with any applicable rules and regulations of any such non-U.S. jurisdiction.

The dealer manager, participating broker-dealers and their respective affiliates may arrange to sell the shares of Preferred Stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Preferred Stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for the shares of Preferred Stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered shares of Preferred Stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer; (iv) that the shares of Preferred Stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor's name, address and passport number or Israeli identification number.

Other

The dealer manager and certain participating broker dealers to or through which we may sell Preferred Stock may have performed, or may in the future perform, in the ordinary course of business investment banking, financial advisory and other services for us, the Adviser and/or our affiliates from time to time, for which they have received, or may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their business activities, the dealer manager or participating broker dealers to or through which we may sell Preferred Stock and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The dealer manager or the participating broker dealers to or through which we may sell Preferred Stock and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of the dealer manager is 200 South Wacker Drive, Suite 3400, Chicago, Illinois 60606.

Additional Information

In order to reduce the risk of any one Preferred Stock investor exercising undue influence over the Company, other holders of any series of the Company’s preferred stock (whether sold in this offering or otherwise) and holders of the Company’s common stock, the Company intends to request that any investors or group of investors purchasing or holding significant positions in any series or combination of series of the Company’s preferred stock whether sold in this offering or otherwise, either in one transaction or as a result of a series of transactions, and whether as part of an original issuance or by virtue of any secondary market transaction of which the Company becomes aware, enter into an agreement pursuant to which such investor or group of investors will agree to vote its shares of the Company’s preferred stock in the same proportion as the vote of all other holders of the Company’s capital stock voting on the matter (also known as “mirror voting”).